voestalpine AG

voestalpine-Straße 1
4020 Linz, Austria
T. +43/732/65 85-0
F. +43/732/69 80-DW
www.voestalpine.com

Rechtsform: Aktiengesellschaft
Sitz: Linz/Austria
FN 66209t beim Landes- als Handelsgericht Linz
DVR 0752533
UID Nr. ATU 36919607

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549-0302
U.S.A.



07021197

Linz, 2007-02-15

Attention: 82-35027

Dear Sir / Madam,

Following our registration with regard to „Rule 12g3-2(b) Exemption from SEC Reporting" please find attached the following documents:

- Ad hoc news dated December 21, 2006
- Ad hoc news dated February 15, 2007
- Letter to Shareholders, 3rd Quarter 2006/07

Sincerely,
voestalpine AG

Peter Fleischer
Head of Investor Relations

voestalpine
ONE STEP AHEAD.

Ad-hoc News

voestalpine expands automotive business with major acquisition

voestalpine AG listed on the Vienna Stock Exchange expands its automotive supplier business with the acquisition of three western European companies. Yesterday, Wednesday, the Division Automotive fixed by contract the majoritarian acquisition of Gutbrod Stanz- und Umformtechnik GmbH, Hügel GmbH & Co. KG (both Germany), and AMSTUTZ-LEVIN & Cie (France). The three companies combined have approximately 1,100 employees and will achieve annual sales of around EUR 210 million in 2006 with clearly positive operating results. voestalpine AG will acquire a 51% share in each of the companies via its Division Automotive and thus take over industrial leadership. It was agreed with the sellers, several private equity funds, not do disclose details on the sales price.

December 21, 2006

voestalpine posts a record nine month result

Following the first half of the 2006/07 financial year, which represented the most successful period in the Group's history so far, the most gratifying development also continued throughout the third quarter. With further significant increases in sales revenue, earnings and all key financial figures, the voestalpine Group posted another record nine month result, and at the same time achieved its best quarterly result ever.

Key figures of voestalpine group

(acc.IFRS; in EURm)	Q1-Q3 2006/07 1.4.-31.12.2006	Q1-Q3 2005/06 1.4.-31.12.2005	Change in %
Revenue	5,340.6	4,858.3	+ 9.9
EBITDA	978.7	812.1	+ 20.5
EBITDA-margin in %	18.3	16.7	
EBIT	718.9	547.0	+ 31.4
EBIT-margin in %	13.5	11.3	
EBT	694.5	507.0	+ 37.0
Profit for the period	524.4	371.7	+ 41.1
EPS (in EUR)	3.28*	2.32	+ 41.5

* After share split in the ratio of 1:4 as of August 1, 2006

More information on the 3rd quarter result is available on our website www.voestalpine.com or contact our Investor Relations Team +43 732 6585-9949.

February 15, 2007

Letter to Shareholders, 1st to 3rd Quarter 2006/07

April 1, 2006 – December 31, 2006

voestalpine

ONE STEP AHEAD.

www.voestalpine.com

voestalpine Group – Key figures

	Q1–Q3 2006/07 04/01–12/31/2006	[illegible]	[illegible]
Revenue	5,340.6	[illegible]	[illegible]
EBITDA	978.7	[illegible]	[illegible]
EBITDA margin (in %)	18.3	[illegible]	
EBIT	718.9	[illegible]	[illegible]
EBIT margin (in %)	13.5	[illegible]	
Profit before tax	694.5	[illegible]	[illegible]
Profit for the period	524.4	[illegible]	[illegible]
Earnings per share (euros)	3.28	[illegible]	[illegible]
Investments	484.7	[illegible]	[illegible]
Depreciation and Amortisation	259.8	[illegible]	[illegible]
Equity	2,876.9	[illegible]	[illegible]
Net financial debt	294.9	[illegible]	[illegible]
Net financial debt in % of equity	10.2	[illegible]	[illegible]
Employees excl. apprentices	24,611	[illegible]	[illegible]
Capital Employed	3,610.5	[illegible]	[illegible]

according to IFRS; in millions of euros

Letter of the Management Board

Ladies and Gentlemen,

In the 2006/07 financial year, voestalpine Group will again improve the previous year's record operating result, this time by around 30 percent. We owe this, on one hand, to an economic environment reminiscent of the boom times that existed in Europe in the 60s and early 70s of last century. On the other hand we are consistently implementing our strategy of value-adding growth in terms of sustainably expanding our strengths whilst simultaneously reducing weak spots.

A positive result development of this kind does, however, virtually provoke the question as to how far these economic prosperities are not merely resulting from a basic understanding of entrepreneurship, which has become more "capitalistic" and "reckless. In other words one must ask the question whether Corporate Social Responsibility that is currently – and quite rightly – increasingly claimes has not fallen by the wayside, despite the huge number of high gloss publications and assurances to the contrary.

For the voestalpine Group this question can be answered with a resounding "No". A group which in the last financial year has spent EUR 170 million on continuous environmental expenses in Austria alone and which in the last 15 years has invested – again in Austria alone – around EUR 600 million in facilities relevant to the environment, does not need to be ashamed of its profits. A Group which has paid out more than EUR 30 million in voluntary bonuses to its employees in the last financial year, which is sponsoring both the construction of Austria's elite university "ISTA" and the "Linz – European City of Culture 2009" project with a sizeable contribution, which consistently supports national and international foundation professorships in order to improve universitarian standards, and a Group which considers that a successful future for our youth is worth the provision of over 1,000 demanding industrial apprenticeships including highly professional trainers, may also be justly proud of financial success.

It would be perfectly possible to continue this list for some length of time but blowing our own trumpet about such things is not our strength. We merely wanted to point out just for once that economic success and responsibility for our environment are very evenly balanced within the voestalpine Group – and that we can achieve this even without glossy brochures.

This background should therefore be also reason for you to share, with a clear conscience, our happiness regarding the successful development of the voestalpine Group.

Linz, 15 February 2007

The Management Board


Wolfgang Eder


Franz Hirschmanner


Josef Mülner


Robert Ottel


Wolfgang Spreitzer

Overview of key figures

Following the first half of the 2006/07 financial year, which represented the most successful period in the Group's history so far, the most gratifying development also continued throughout the third quarter. With further significant increases in sales revenue, earnings and all key financial figures, the voestalpine Group posted another record nine month result, and at the same time achieved its best quarterly result ever. The key figures in detail (compared to the first three quarters of the 2005/06 financial year) are as follows:

- **Revenue** rose by 9.9%, from EUR 4,858.3 million to **EUR 5,340.6 million.**

- **EBITDA** (earnings before interest, taxes, depreciation, and amortization) increased by 20.5%, rising from EUR 812.1 million to **EUR 978.7 million.** Thus, the **EBITDA margin** went up from 16.7% to **18.3%.**

- **EBIT** (profit from operations) came to **EUR 718.9 million.** This corresponds to an increase in the operating result by 31.4% as compared to the previous year's value (EUR 547.0 million) and an improvement in the **EBIT margin** from 11.3% to **13.5%.**

- The increase in **EBT** (profit before tax) and **earnings after taxes** (profit for the period) was even more substantial. The **profit before tax** rose by 37.0% from EUR 507.0 million to **EUR 694.5 million** and the **profit for the period** even increased by 41.1% from EUR 371.7 million to **EUR 524.4 million.**

- The **earnings per share** after the first nine months of the 2006/07 financial year came to **EUR 3.28**, which represents an increase of 41.5% as compared to the previous year (EUR 2.32).

- voestalpine Group's **equity** rose by 17.5% from EUR 2,448.2 million to **EUR 2,876.9 million.** At the same time **net financial debt** decreased by 41.7% from EUR 506.2 million to **EUR 294.9 million.** Compared to the first nine months of the previous year, the **gearing ratio** (net financial debt as a percentage of equity) was thus halved from 20.7% to **10.2%.**

- As of December 31, 2006 the voestalpine Group had **24,611 employees** (not including apprentices). As compared to the year-end of 2005, this represents an increase of 5.0% which is mostly attributable to acquisitions (not included are the most recent acquisitions and/or divestments, which will be consolidated in subsequent periods).

Business performance of the voestalpine Group

The increase in revenue of almost 10% from EUR 4.9 billion to more than EUR 5.3 billion is due to growth in this scale by the divisions Steel (+ 10.0%) and Railway Systems (+ 9.6%), as well as to the even more significant increase by 15.4% of Division Profilform, which compensated for the 2.6% decline in the revenue of Division Automotive.

With a 20.5% increase in EBITDA to EUR 978.7 million and a rise in EBIT by 31.4% to EUR 718.9 million, the previous high-values posted last year were significantly surpassed, both at Group level and in all four divisions. The most noticeable increases were achieved in the Division Profilform, which improved its operating result by 65.8%, and in the Division Railway Systems with a rise in EBIT by 39.4%. The divisions Steel (+ 18.8%) and Automotive (+ 9.1%) also significantly increased their result as compared to the previous year.

With regard to the EBIT margin the Division Automotive gained from 4.1% to 4.6%, which represents a gratifying value in comparison with the sector of the European automotive supplier industry. The EBIT margins of the Divisions Railway Systems (increase from 12.3% to 15.6%) and Profilform (increase from 10.1% to 14.6%) are above, the EBIT margin of Division Steel with 13.7% approximately on the Group-wide average of 13.5%.

The outstanding development in the first three quarters of the 2006/07 financial year results was due to a cyclically stable demand from all key customer sectors at a high level, and to a resulting significant increase in shipments in many areas. This applies particularly to the European automobile and commercial vehicle industry, the railway sector, energy production, the building industry and the logistics and storage technology segment. In addition, it was almost consistently possible to implement price increases as compared to the first nine month of the previous year and to further improve the product mix of all divisions toward most sophisticated segments with an accordingly higher margin profile.

In the revenue and result of the first three quarters the following recently acquired companies were consolidated for the first time: Division Railway Systems: voestalpine Draht Finsterwalde GmbH (Germany), TENS Spolka z.o.o. (Poland) and Açotrilho (Brazil); Division Profilform: voestalpine Arkada Profil (Russia), as well as Société Automatique de Profilage (SAP) and Société Profilafroid (both France).

voestalpine-GROUP

	Q1 2006/07 1.4.–30.06.06	Q2 2006/07 1.7.–30.09.06	Q3 2006/07 1.10.–31.12.06	Q1–Q3 2006/07 1.4.–31.12.06	Change in %
Revenue	1,779.5	1,736.2	1,824.9	5,340.6	+9.9
EBITDA	301.7	327.0	350.0	978.7	+20.5
EBITDA margin (in %)	17.0	18.8	19.2	18.3	
EBIT	218.6	236.8	263.5	718.9	+31.4
EBIT margin (in %)	12.3	13.6	14.4	13.5	
Employees excl. apprentices	24,026	24,103	24,611	24,611	+5.0

in millions of euros

DIVISION STEEL

	Q1 2006/07 1.4.–30.06.06	Q2 2006/07 1.7.–30.09.06	Q3 2006/07 1.10.–31.12.06	Q1–Q3 2006/07 1.4.–31.12.06	[illegible]	Change in %
Revenue	960.5	944.2	958.3	2,863.1	[illegible]	+10.0
EBITDA	159.0	187.0	182.4	528.4	[illegible]	+11.4
EBITDA margin (in %)	16.6	19.8	19.0	18.5	[illegible]	
EBIT	115.9	137.3	137.6	390.8	[illegible]	+18.8
EBIT margin (in %)	12.1	14.5	14.4	13.7	[illegible]	
Employees excl. apprentices	9,869	9,919	10,012	10,012	[illegible]	+2.8

in millions of euros

DIVISION STEEL

The business performance of the **Division Steel** was determined by an outstanding market environment in all relevant product areas. The continuing high demand, in combination with an increased price level, higher shipments, and a further improvement of the product mix, led to a rise in the operating result by almost 19%. In addition to the development of the largest segment, high-grade flat products, above all the performance of the heavy plate segment is worth mentioning; despite a scheduled shutdown for several weeks due to investments and maintenance in the third quarter, this segment continued to profit strongly from the undiminished high demand in the energy sector. Equally excellent was the development in the customized pre-processing segment (Steel Service Centers).

In the first nine months of the current business year, the average price level throughout all product groups of the division was around 3.5% above that of the first three quarters of the previous year. In this respect it is worth mentioning that in the third quarter alone further price increases of around 10% against the immediately preceding quarter could be achieved for short-term contracts, which account for approximately 25% of total deliveries, whereas the price development on the international commodity spot markets (in which voestalpine is not active) either stagnated or fell back. This proves once again that in high-quality niche segments the dependency on the spot market structurally diminishes.

The total **crude steel production** of the voestalpine Group in the first three quarters of 2006/07 came to 4.97 million tons. This represents an increase of 5.1% as compared to the previous year (4.73 million tons). Of that, the Division Steel accounted for 3.8 million tons (2005/06: 3.65 million tons) and the Division Railway Systems for 1.17 million tons (previous year: 1.08 million tons).

DIVISION RAILWAY SYSTEMS

Even more important than the increase in sales by almost 10% is the fact that the Division Railway Systems could again improve its result by nearly 40% as compared to the previous record year of 2005/06. Both in the area of rails and switches, as well as in the high-quality wire and seamless tubes segments, the third quarter market environment was characterized by undiminished strong demand, a further increase in shipments, and a steadily high price

DIVISION RAILWAY SYSTEMS

	Q1 2006/07 1.4.–30.06.06	Q2 2006/07 1.7.–30.09.06	Q3 2006/07 1.10.–31.12.06	Q1–Q3 2006/07 1.4.–31.12.06	Change in %
Revenue	521.9	493.5	523.5	1,538.8	+9.6
EBITDA	98.4	95.7	111.4	305.4	+31.4
EBITDA margin (in %)	18.8	19.4	21.3	19.8	
EBIT	77.5	74.4	88.8	240.8	+39.4
EBIT margin (in %)	14.9	15.1	17.0	15.6	
Employees excl. apprentices	6,990	7,046	7,332	7,332	+8.5

in millions of euros

level. Moreover, the division's product mix was further optimized, with an above-average increase in the proportion of technology-intensive railway products and services.

In the context of the division's overall development, it is particularly noteworthy that the market environment in the European core railway markets of Germany and Austria improved steadily in the course of the 2006/07 financial year. Compared to the same period in 2005/06, this led to a significant growth in shipments of both rails and switches supplied to these markets.

DIVISION AUTOMOTIVE

	Q1 2006/07 1.4.–30.06.06	Q2 2006/07 1.7.–30.09.06	Q3 2006/07 1.10.–31.12.06	Q1–Q3 2006/07 1.4.–31.12.06	Change in %
Revenue	208.0	194.9	201.0	603.8	–2.6
EBITDA	22.4	17.9	21.6	61.8	+3.1
EBITDA margin (in %)	10.8	9.2	10.7	10.2	
EBIT	10.9	6.7	10.0	27.7	+9.1
EBIT margin (in %)	5.3	3.5	5.0	4.6	
Employees excl. apprentices	3,790	3,704	3,634	3,634	–7.3

in millions of euros

DIVISION AUTOMOTIVE

For the **Division Automotive**, the business performance in the first three quarters of 2006/07 was significantly more difficult, albeit positive with regard to the result. With a slight decrease by 2.6%, revenue remained basically broadly on previous year's level, while the operating result could be improved by 9.1% as compared to last financial year as a result of the systematic restructuring activities that were consistently implemented in recent years.

In the core business areas of laser-welded blanks, precision parts and safety technology, order situation and utilization levels as well as price development remained on a satisfactory level. The development in the area of pressing activities was traditionally more volatile. The ongoing weakness of the U.S. automobile industry and the resultant decline in revenues, particularly at the North American site of the Polynorm Group, has challenged the strategic sense of this America-engagement. As is detailed separately in the subsequent chapter "Acquisitions and Divestments", the Group therefore plans to dispose of these activities.

DIVISION PROFILFORM

	Q1 2006/07 1.4.–30.06.06	Q2 2006/07 1.7.–30.09.06	Q3 2006/07 1.10.–31.12.06	Q1–Q3 2006/07 1.4.–31.12.06	Change in %
Revenue	210.6	219.3	255.2	685.1	+15.4
EBITDA	34.5	39.4	45.8	119.6	+45.4
EBITDA margin (in %)	16.4	18.0	17.9	17.5	
EBIT	27.9	32.6	39.3	99.8	+65.8
EBIT margin (in %)	13.2	14.9	15.4	14.6	
Employees excl. apprentices	3,004	3,054	3,255	3,255	+22.0

in millions of euros

DIVISION PROFILFORM

The **Division Profilform** succeeded in achieving the strongest increases in the first three quarters of 2006/07 as compared to the same period in the previous year. In addition to a rise in sales of 15.4%, the improvement of the operating result by almost 66% is particularly noticeable. This development is due to the favorable economic environment in key customer segments (automobile and commercial vehicle industry, construction industry), which led to correspondingly dynamic demand and thus to increased shipments. The gratifying growth in demand resulted in a correspondingly positive price trend, with price increases more than compensating for the higher cost of prematerials.

The Russian subsidiary, which was acquired almost a year ago, also developed very satisfactory with a business performance that exceeded initial expectations by far. Not least, the development of revenue and profit reflects the increasingly global orientation of the division, which is represented in Western and Eastern Europe as well as in Russia and the USA with production sites close to its customers and is thus in a position to respond to individual requests for specific product applications across different customer applications.

ACQUISITIONS AND DIVESTMENTS

Acquisitions made in the previous course of the 2006/07 financial year have already been detailed the both preceding Letters to Shareholders. They concerned in the area of the Division Railway Systems the companies voestalpine Draht Finsterwalde GmbH (Germany, manufacturer of highly processed wire, revenue of approximately EUR 90 million), TENS Spolka z.o.o. (Poland, system solutions for railroads, revenue of approximately EUR 3 million), and Açotrilho, (Brazil, switch production, revenue of approximately EUR 5 million).

The Division Profilform has expanded its activities in the special profiles and sections area by acquiring the companies voestalpine Arkada Profil (Russia, revenue of around

EUR 30 million), Société Automatique de Profilage (SAP) and Société Profilafroid (both France, total sales of approximaterly EUR 85 million). All of the acquisitions were motivated by a strategy of entering markets in dynamically developing regions, thus making the best possible utilization of future growth potential.

As also previously detailed in the most recent reports, in October 2006 the Group's own scrap metal trade and scrap recycling activities (voestalpine Rohstoffhandel GmbH) were brought into a joint venture with the German family-owned company Scholz AG, in which the voestalpine Group will hold a 33.4% stake. This step was taken in line with the Group's focus on core business areas and in order to secure sufficient supply of high-quality scrap to the steel production sites in Linz and Donawitz.

In order to further optimize the Goup's portfolio strategically and financially, in December 2006 the Division Steel also initiated the sale of its steel trading group to the Polish company Zlomrex S.A., which will initially acquire a 74.9% equity stake in voestalpine Stahlhandel GmbH. As to the remaining 25.1% share which will still be held by the voestalpine Group until further notice, there are mutual purchase/sale options which, however, cannot be exercised before the expiration of a two-year period. The voestalpine Stahlhandel Group most recently achieved sales of just under EUR 400 million and had approximately 600 employees. The strategic background to the sale is the fact that, in its Division Steel, the voestalpine Group mainly maintains direct supply relationships with customers, due to the high degree of specialization, and therefore the steel trading group does no longer exercise a substantial strategic distributor function.

Towards the end of the third quarter of the current financial year it was decided to divest voestalpine Polynorm Inc., USA, as a further step to optimize the Group's portfolio. In the previous financial year, the company posted revenues of approximately USD 60 million. The background to the sale – effected despite positive results – of this company, which was successfully restructured over the course of the last two years, is the expectation that the market for American automobile manufacturers will continue to remain under pressure in the medium term, and thus the voestalpine Group does not regard it as beneficial to continue supplier activities in North America in the area of standard pressing parts, particularly with regard to the Group's strategy of sustainably profitable growth. The details of this divestment are currently the subject of negotiations.

Just prior to the end of the last quarter, the Division Automotive acquired a majority holding in the companies Gutbrod Stanz- und Umformtechnik GmbH, Hügel GmbH & Co. KG (both in Germany) and AMSTUTZ-LEVIN & Cie (France). These three companies, whose results are clearly positive, achieved cumulative revenues of around EUR 210 million in the 2006 financial year, and have around 1,100 employees. Through its Division Automotive, voestalpine AG holds a 51% equity interest in these companies and is thus responsible for their industrial management. In the interim, the acquisitions have received approval from the European competition authorities.

The three companies have six production sites in total, four of which are in Germany and two in France. They specialize in the forming and assembling of structural body parts such as vertical and engine mounts, oil pans and body reinforcements, and are mainly active in the series production.

The Division Automotive is thus strengthening its activities in the areas of body structure and safety parts. In addition, it is currently expanding its series production competence as well as its position as a direct supplier to the Western European automotive industry. Moreover, these acquisitions represent a further important step in the direction of achieving the division's strategic objectives to establish itself as a European top 3 supplier in the area of car body components.

INVESTMENTS

In the first nine months of the 2006/07 financial year, the investments of the **voestalpine Group** amounted to EUR 484.7 million. This corresponds to a 24.6% increase relative to the previous year (EUR 389.1 million).

The **Division Steel** raised its investments by 55.5%, from EUR 198.6 million to EUR 308.7 million relative to the comparison period during the previous business year. This increase is on one hand due to the ongoing implementation of the "Linz 2010 – stage 2" program, the expansion in the segment of heavy plate and the establishment of a Steel Service Center in Poland, commissioned at the beginning of 2007. In addition, in the current financial year alone about EUR 50 million are invested in environmental measures at the Linz site.

Key investments of the "Linz 2010 – stage 2" program are the secondary metallurgy 3, which already began running at full capacity at the beginning of 2007, as well as the cold rolling mill 3, the hot galvanizing plant 4, a strip pickle, and a walking beam furnace to expand the capacity of the hot wide strip rolling mill. All of the new plants are scheduled to go into operation by the summer of 2007.

The investment activity of the **Division Railway Systems** increased in the first three quarters of the 2006/07 financial year by 60.2%, from EUR 77.7 million to EUR 124.5 million. The focus of the large-scale investment program is on further expansion of the division's technological leadership position in the field of special rails by means of new manufacturing and treatment plants. Environmental and modernization measures in the steel production constitute a further focus.

The **Division Profilform** doubled its investments in the first three quarters of the 2006/07 business year relative to the previous year, from EUR 16.0 million to EUR 32.9 million. Apart from numerous individual projects, the construction of a new production hall for special profiles and sections with an investment volume of roughly EUR 10 million at the Austrian location in Krems is mentionable. Completion is planned for April 2007.

After EUR 101.0 million in the previous year, investment activity in the **Division Automotive** slowed down significantly in sheer numbers, due mainly to the fact that in the first nine months of the current business year no expenditures for acquisitions were made/required. The investment expenditures of EUR 16.1 million relate to a series of smaller modernization measures at various sites of the division.

RESEARCH AND DEVELOPMENT

In addition to the major concentration on optimization of materials and processes as described in both Shareholder's Letters for the current financial year, the current focus is on a number of joint projects with external partners, but also on cross-divisional internal R&D projects.

For example, the voestalpine Group is an active partner in the "ULCOS" (Ultra-Low CO_2 Steelmaking) EU project, whose purpose is the long-term reduction of CO_2 emissions in

the steel production. After an initial assessment of a multitude of processes in respect of the potential for optimizing CO_2, the project is now moving into its second phase, which will focus on the technologies holding the greatest promise; the voestalpine Group's main focus here will be on the further improvement of the blast furnace process.

The Divisions Steel and Railway Systems have started a new interdivisional project for coal refining. The focus of research in this field is on the increased use of the synergies between the steel plants of both divisions, not least of all with a view also to intensifying environmental protection efforts. At the same time developments in the field of nano-technology have been initiated throughout the Group, with a clear focus on coating and refining processes.

In addition, after having proven to be successful, the cooperation between Division Steel and the Japanese partner company Kobe Steel that has been in place since 2001 for the purpose of developing high grade steel in automotive applications is currently being enhanced further. The most recent example of this is the conclusion of a cooperation agreement with the Division Profilform with respect to roll forming of high grade steels.

The project on injection of synthetic materials in blast furnace processes is of utmost importance, both in terms of a further decrease in CO2 emissions as well as of achieving a significant contribution to the rate of recycling (for example, of old cars pursuant to the EU directive for the automotive industry). Primarily, what is intended is the replacement of fossil fuels by renewable raw materials. After an extremely successful large-scale trial, the results are now being analyzed in detail.

The research activities of the Division Railway Systems have focused and continue to focus on the further development of high performance rails, high-quality wire grades, and seamless tubes for specific automotive applications. The main focus in terms of materials is on further development of the internal characteristics of the continuous casting steel prematerial for these product groups.

In the Division Profilform, R&D funds of EUR 15 million have been made available in connection with the construction of special profile-forming facilities, as part of a concerted R&D plan. A specific focus of activities in this division is in the area of road safety, with even more secure guiderail systems taking center stage.

OUTLOOK

Given a very stable business trend at a high level in all of the voestalpine Group's main customer sectors, a significant improvement in the results of all four divisions is discernible for the 2006/07 financial year. Despite considerable additional costs for the new plants of the Division Steel which are currently in the start-up phase, an operative Group result of approximately EUR 950 million is expected. This represents an increase of around 30% on the previous record result of the past financial year. From the current perspective, no significant weakening of the overall economic situation in Europe is expected for the further course of the 2007 calendar year.

voestalpine share

PRICE PERFORMANCE

The ongoing upward development of the voestalpine share since fall 2003 has also continued over the 2006/07 financial year so far. In the first three quarters the share gained almost 50% in value, thus far surpassing the Austrian leading index ATX, as well as the comparable international indices STOXX 600 (Europe) and Dow Jones Industrial (US). The strong price rise at the beginning of the year slowed temporarily in May 2006, when also the voestalpine share came under pressure in the course of general consolidation on the European exchanges, but it managed to make up for this weakness by the fall.

From that point forward, a real price rally has set in, fuelled by the overall results for the first half of the year well above the market expectations. After a further short-term correction on the exchanges at the beginning of 2007, this resulted in a new high, when, on February 14, 2007, the voestalpine share closed at a price of EUR 46.60. This corresponds to a price of EUR 181,72 per share prior to the August 1, 2006 share split and equals a nine-fold increase of the initial offering price at the time of the IPO in 1995 (EUR 20.71).

Details of the share split which was effected in the second quarter of the financial year were already reported in detail in the two previous Letters to Shareholders.

REPURCHASE OF OWN SHARES

In the context of the authorization of the General Shareholder's Meeting on July 5, 2006 to repurchase up to 10% of own shares, a referring repurchase program was started on October 18, 2006. As of February 13, 2007, the repurchased shares amount ro 3,226,000 or 2.04% of the share capital.

voestalpine AG VS. INTERNATIONAL INDICES


160
140
130
120
110
100
90
80
April 2006
Ferbruary 14, 2007
— voestalpine
— ATX
— STOXX Index (Europe)
---- DJ Ind. Index

% change relative to March 31, 2006

Share capital:	EUR 287,784,423.30 divided into 158,400,000 non-par value shares
	Own shares as of 31/12/2006: 1,710,708 shares
Class of shares:	Common bearer shares
Security ID code:	93750 (Vienna Stock Exchange)
ISIN:	AT0000937503
Reuters:	VOES.VI
Bloomberg:	VOE AV

Highest market price April 2006 to December 2006	42.88
Lowest market price April 2006 to December 2006	24.04
Share price as of December 28, 2006	42.77
Market capitalization as of December 28, 2006*	6,701,601,019

* Basis: Total number of shares minus shares in proprietary possession

Earnings/share	EUR 13.13**
Dividend/share	EUR 2.00 + EUR 1.10 Bonus**
Book value/share	EUR 62.90 **

**) before share split 1:4

Regular analyses regarding the development of the price of the voestalpine AG share are prepared by the following institutions:

Bayerische Landesbank, Munich. BHF-BANK, Frankfurt. CA IB, Vienna. Cantor Fitzgerald, London. Credit Suisse, London. Deutsche Bank, Vienna/Frankfurt. Erste Bank, Vienna. Exane BNP Paribas, Paris. Goldman Sachs, London. HSBC, London. JP Morgan, London. Morgan Stanley, London. Nord LB, Frankfurt. Raiffeisen Centrobank, Vienna. Steubing AG, Frankfurt.

Consolidated balance sheet

Assets	12/31/2006
A. Non-current assets	
Property, plant and equipment	2,511.1
Goodwill	248.2
Other intangible assets	54.8
Investments in associates	70.1
Other financial assets	103.9
Deferred tax assets	113.6
	3,101.7
B. Current assets	
Inventories	1,359.4
Trade and other receivables	1,130.7
Other financial assets	383.7
Cash and cash equivalents	540.4
	3,414.2
Total assets	**6,515.9**

In millions of euros

Equity and liabilities	12/31/2006
A. Equity	
Share capital	287.8
Capital reserves	479.5
Retained earnings and other reserves	2,048.4
Equity attributable to equity holders of the parent	**2,815.7**
Minority interest	61.2
	2,876.9
B. Non-current liabilities	
Pensions and other employee obligations	562.2
Provisions	24.0
Deferred tax liabilities	67.0
Financial liabilities	784.0
	1,437.2
C. Current liabilities	
Provisions	411.6
Financial liabilities	565.2
Trade and other payables	1,225.0
	2,201.8
Total equity and liabilities	**6,515.9**

In millions of euros

Consolidated income statement

	04/01– 12/31/2006	[illegible]	10/01– 12/31/2006	[illegible]
Revenue	5,340.6	[illegible]	1,824.9	
Cost of sales	–4,061.1	[illegible]	–1,373.4	[illegible]
Gross profit	**1,279.5**	[illegible]	**451.5**	[illegible]
Other operating income	156.4	[illegible]	76.6	
Distribution costs	–362.5	[illegible]	–132.4	[illegible]
Administrative expenses	–234.1	[illegible]	–87.2	[illegible]
Other operating expenses	–120.4	[illegible]	–45.0	[illegible]
Profit from operations (EBIT)	**718.9**	[illegible]	**263.5**	[illegible]
Share of profit of associates	12.9	[illegible]	4.7	[illegible]
Finance income	47.1	[illegible]	21.0	
Finance costs	–84.3	[illegible]	–30.8	[illegible]
Profit before tax (EBT)	**694.5**	[illegible]	**258.4**	[illegible]
Income tax expense	–170.0	[illegible]	–62.8	[illegible]
Profit for the period	**524.4**	[illegible]	**195.6**	[illegible]
Attributable to				
Equity holders of the parent	518.4	[illegible]	193.7	[illegible]
Minority interest	6.0		1.9	[illegible]
Basic earnings per share (euros)	3.28	[illegible]	–	–
Diluted earnings per share (euros)	3.06	[illegible]	–	

In millions of euros

Consolidated cash-flow statement

	04/01–12/31/2006	
Operating activities		
Profit for the period	524.4	
Adjustments	271.4	
Changes in working capital	–61.8	
Cash flows from operating activities	**734.0**	
Cash flows from investing activities	**–502.3**	
Cash flows from financing activities	**–206.7**	
Net decrease/increase in cash and cash equivalents	**25.0**	
Cash and cash equivalents, beginning of period	513.2	
Net exchange differences	2.2	
Cash and cash equivalents, end of period	**540.4**	

In millions of euros

Changes in equity

	04/01–12/31/2006	
Equity at April 1	2,547.3	
Profit for the period	524.4	
Convertible bond	0.0	
Dividends	–127.1	
Stock Options	4.0	
Own share acquired/disposed	–57.9	
Currency translation	–4.4	
Hedge accounting	–3.3	
Other changes	–6.1	
Equity at December 31*	**2,876.9**	**2,448.2**

* Incl. minority interest

In millions of euros

IMPRINT

Owner and media proprietor:
voestalpine AG
voestalpine-Strasse 1
A-4020 Linz

Senior editor and editorial staff:
voestalpine AG
Public Relations
T. +43/732/65 85-2090
F. +43/732/69 80-8981
presse@voestalpine.com
www.voestalpine.com

END

voestalpine AG
voestalpine-Strasse 1
A-4020 Linz, Austria
T. +43/732/65 85-0
F. +43/732/69 80-9311
www.voestalpine.com

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